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KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive Chicago, Illinois 60601
Andrew J. Terry To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2192		312 861-2200
aterry@kirkland.com	www.kirkland.com
April 27, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549
(202) 942-1864

Attention:	Pamela Long Craig Slivka Tracey McKoy Alfred Parot
Re:
Synagro Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No.: 333-122351
Date Filed: March 23, 2005
Annual Report on Form 10-KSB for period Ending December 31, 2004
File No.: 0-21054
Date Filed: March 22, 2005

Dear Ladies and Gentlemen:

        On behalf of Synagro Technologies, Inc., a Delaware corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission, a complete copy (including certain exhibits not previously filed) of Amendment No. 2 to the above-captioned Registration Statement on Form S-1 ("Amendment No. 2"). A copy of Amendment No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T.

        This amendment reflects certain revisions to Amendment No. 1 to the Registration Statement, as filed with the Commission on March 23, 2005, in response to the comment letter sent to Mr. Robert C. Boucher, the Company's Chief Executive Officer and President, dated April 19, 2005 from the staff of the Commission (the "Staff"). In addition, we have responded in this letter to comments raised by the Staff relating to the Company's Form 10-K for the fiscal year ended December 31, 2004. Proposed revisions to the Company's Form 10-K in response to the Staff's comments are set forth in Exhibit A hereto.

London                              Los Angeles                              New York                              San Francisco                              Washington, D.C.

April 27, 2005

        We have referenced the appropriate page number of the prospectus contained in Amendment No. 2 in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. In addition, certain marked copies of Amendment No. 2 provided to the Staff via messenger have been marked to show changes from Amendment No. 1 to the Registration Statement as filed on March 23, 2005. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page:

        (1)    Staff's comment:    Please delete the phrase "Joint Book Running Managers" from the prospectus cover page. You may, however, include this phrase, with brief explanation, to describe the syndicate's specific function, in the Underwriting section.

        Response:    In response to the Staff's comment, we have deleted the phrase, along with the phrases "Lead Manager" and "Co-Managers," from the prospectus cover page.

Our Competitive Strengths, page 2

        (2)    Staff's comment:    We note that you have revised your Business section in response to comment 42 of our February 25, 2005 letter by replacing the statement that you believe that you are one of the most experienced firms in treating wastewater residuals with the statement that you are one of the largest firms in your industry. Please revise the Summary section similarly or provide a basis for your belief that you are one of the most experienced firms in your industry.

        Response:    We have revised our disclosure on page 2 of the Summary section in response to the Staff's comment.

Risk Factors, page 12

        (3)    Staff's comment:    We reissue comment 11 of our February 25, 2005 letter. The risk factor entitled "We could face personal injury, third-party or environmental claims. . ." addresses the possibility of facing liability for which you are uninsured yet goes on to state that you believe your insurance coverage protects you from catastrophic and other loss. Please clarify why you believe this risk is currently material.

        Response:    We have deleted the risk factor entitled "We could face personal injury, third-party or environmental claims. . ." in response to the Staff's comment. The Company does not believe the risk of being underinsured or uninsured for potential claims is currently material.

April 27, 2005

Use of Proceeds, page 25

        (4)    Staff's comment:    We note your response to prior comment 14. We may have comments on your additional disclosure regarding the repurchase of options from members of management once the information is available.

        Response:    In response to the Staff's prior comment No. 14, we have included additional disclosure on page 24 to (i) identify the members of senior management and the director who will receive proceeds of this offering, whether pursuant to option repurchases, transaction bonuses or both, and (ii) state the amount that each such person will receive.

Dividend Policy and Restrictions, page 27

        (5)    Staff's comment:    We note your explanation of new facility capital expenditures. In view of this explanation and our prior comment 18, please elaborate on what you mean by "growth opportunities" that do not include building new facilities.

        Response:    We have revised our disclosure on pages 27 and 32 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

        (6)    Staff's comment:    We note your response to prior comment 27. However, the percentage of accounts receivable and earnings in excess of billings to quarterly sales has now increased to 90%. Based on the trend observed in our prior comment, it appears that a larger percentage of revenue is remaining uncollected at the end of each quarter. As previously requested, please provide a discussion to explain why it appears to be taking longer to collect your revenues. Why have the earnings in excess of billings account increased by $12 million since 12/31/03? Are the payment terms in your contracts materially different now vs. the customer contracts used at 12/31/03? Has the nature of the work changed? Are customers delaying payment due to disagreements? Absent a specific explanation, there is an uncertainty over whether your revenue recognition policies have been consistently applied. As part of your discussion please also address why there weren't material earnings in excess of billings prior to September 30, 2004.

        Response:    The nature of the work we are performing has not changed and our revenue recognition policies have been consistently applied. One of the contract payment terms is different from prior contracts as it has longer collection terms which are reflected in the financial statements. The increase in accounts receivable and cost in excess of billings is believed to be fully collectable and thus no additional increase to allowance for doubtful accounts has been deemed necessary. We have revised our disclosure on pages 48 and 49 in response to the Staff's comment.

        (7)    Staff's comment:    We note your response to prior comment 28. However, please disclose as of the most recent balance sheet date how much of your expected fuel requirements for the next year are locked in. Additionally, if the fuel contracts that you entered into with your fuel

April 27, 2005

suppliers represent purchase obligations under paragraph A (5) of Item 303 of Regulation S-K, please include them as part of your tabular disclosure of contractual obligations.

        Response:    We supplementally inform the Staff that, as of December 31, 2004 through the date of this letter, we have not had any agreements with our fuel suppliers that locked in the unit cost of our fuel throughout fiscal 2005. We have revised our disclosure on page 43 to add this disclosure in response to the Staff's comment. Since no contracts are outstanding, there are no purchase obligations that need further disclosure.

Projected Cash Interest Expense, page 29

        (8)    Staff's comment:    Please quantify in footnote (2) the specific LIBOR rate used in your calculations and clarify its origin i.e. 1 month rate, 6 month rate, etc. Disclose herein the impact on pro forma cash interest expense of a 25 basis point increase in the LIBOR rate. In this regard, see the guidance in Article 11-02(b)(8) of Regulation S-X.

        Response:    We have revised our disclosure on page 30 in response to the Staff's comment.

        (9)    Staff's comment:    Also, quantify in footnote (2) the impact of the anticipated interest swaps on your calculations.

        Response:    We plan to enter into interest rate cap agreements that will cap the LIBOR rate that we will pay at approximately 4.5 percent. Accordingly, we have revised the wording in footnote 2 to clarify that we expect to enter into these interest rate cap agreements. Please refer to page 30.

        (10)    Staff's comment:    We note that Standard & Poor's Ratings Services downgraded your rating from stable to negative. Taking this into consideration, please tell us whether this will impact your ability to secure the swap agreements. Also, explain why you believe that the pro forma adjustments for interest rate swaps are factually supportable as contemplated by Article 11-02(b)(6) of Regulation S-X.

        Response:    We supplementally inform the Staff that the downgrade by Standard & Poor's Rating Services from stable to negative will not have any impact on the Company's ability to secure the contemplated interest rate hedging arrangements. We have been working with our bank group to put these hedging arrangements together and expect to have them in place on or prior to closing of the transactions contemplated in the Registration Statement. Under Article 11-02(b)(8) of Regulation S-X, pro forma adjustments shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction,

April 27, 2005

(ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We believe that the interest rate cap agreements are directly attributable to the transaction because we would not enter into the interest rate cap agreements if the transactions contemplated by the offering were not consummated. The interest rate swap agreements will also have a continuing impact on the Company and are factually supportable in that we intend to enter into those arrangements to protect the Company against future increases in LIBOR rates. Even though we have included this language, it is important to note that there is not an impact on the projected interest expense as shown for the interest rate cap agreement because the LIBOR rate assumed of 3.22 percent is less than the expected LIBOR cap rate of 4.5 percent.

        (11)    Staff's comment:    Please explain in footnote (2) why the $17.3 million amount is different from the $13.7 million amount in your pro forma commitments table on page 51.

        Response:    We have revised the pro forma commitments table on page 52 to show $15.1 million of commitments for estimated interest expense that are less than twelve months. The remaining difference between the $15.1 million and the $17.3 million is due to (1) an expected increase in three month LIBOR from 2.56 percent at December 31, 2004 (which was used to estimate interest in the pro forma commitment table on page 52) to 3.22 percent for fiscal 2005 and (2) additional interest expense on expected borrowings in 2005 totaling approximately $30 million to partially fund new facility capital expenditures. We have explained this difference on page 30 and have revised the table on page 52, in response to the Staff's comment.

Segment Disclosure

        (12)    Staff's comment:    We note your response to prior comment 38. As previously requested, please provide us with the reports reviewed by your chief operating decision maker.

        Response:    We have supplementally furnished the Staff with the reports reviewed by our chief operating decision maker to make decisions.

Backlog, page 67

        (13)    Staff's comment:    Please disclose the percentage of your backlog you believe to be firm.

        Response:    We have revised our disclosure on page 68 in response to the Staff's comment.

Principal and Selling Stockholders, page 81

        (14)    Staff's comment:    Please ensure that the number of shares you intend to offer for resale is consistent throughout the prospectus. In this regard, please reconcile the difference between

April 27, 2005

the number of shares listed for resale on the cover page of the prospectus with the number listed in the Summary on page 4 and this section on page 81.

        Response:    We have revised our disclosure throughout the prospectus in response to the Staff's comment. Please see, for example, the cover page of the prospectus and pages 5, 82 and 83.

        (15)    Staff's comment:    Please revise the selling stockholder table to differentiate between the shares being offered for resale and those being redeemed by Synagro.

        Response:    We have revised our disclosure on pages 82 and 83 in response to the Staff's comment. Shares being sold in the offering are denoted in the center column of the table by double asterisks. All other shares in the center column represent vested options that will be redeemed by the Company.

Legality Opinion

        (16)    Staff's comment:    Please reconcile the number of shares of common stock specified in legality opinion with the number disclosed in the prospectus. In this regard, we note that the cover page of the prospectus discloses that Synagro is offering 8,800,000 shares and the selling stockholders 21,634,783 shares plus 4,565,217 over-allotment shares, but the legality opinion states that Synagro is offering up to 9,932,280 shares and the selling stockholders up to 29,571,106 shares of common stock.

        Response:    We have revised and re-filed the legality opinion in response to the Staff's comment.

        (17)    Staff's comment:    Please revise this opinion so that opines on the enforceability of the Preferred Share Purchase Rights.

        Response:    We have revised the legality opinion in response to the Staff's comment.

Form l0-K for the fiscal year ended December 31, 2004

        (18)    Staff's comment:    Please specify the control weaknesses that resulted in the errors leading to the restatement of your financial statements, who identified these weaknesses, and when you believe they began.

        Response:    Our proposed disclosure in response to the Staff's comment is set forth in Exhibit A hereto.

April 27, 2005

        (19)    Staff's comment:    We note that with the concurrence of the audit committee you concluded that your financial statements for the years ended December 31, 2002 and 2003 needed restatement. Please disclose when you communicated these problems and the problems with the financial results for the second and third quarters of 2004 to the audit committee.

        Response:    Our proposed disclosure in response to the Staff's comment is set forth in Exhibit A hereto.

        (20)    Staff's comment:    We note that in 2005 your management began to put procedures in place to correct your control weaknesses and that they relate to documenting and analyzing complex technical issues. Please specify what these procedures are.

        Response:    Our proposed disclosure in response to the Staff's comment is set forth in Exhibit A hereto.

        (21)    Staff's comment:    We note your disclosure that "other than the items noted above, there were no other changes in our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to affect our internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

        Response:    We supplementally inform the Staff that no changes in our internal controls over financial reporting occurred during this quarter. We have revised the disclosure to remove the "other than items noted above" reference.

*        *        *        *        *

        We hope that the foregoing has been responsive to the staff's comments. In accordance with Rule 461 of Regulation C, we would like the effective date of the Registration Statement to be accelerated as soon as possible. Accordingly, it would be greatly appreciated if you could advise the undersigned at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming.

        The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities contemplated by its Registration Statement.

April 27, 2005

        Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2192.

Very truly yours,
/s/ ANDREW J. TERRY
Andrew J. Terry

Exhibit A

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures to alert us on a timely basis to material information that would be required to include in our periodic filings under the Exchange Act. Exchange Act Rule 13a-15(d) defines "disclosure controls and procedures" to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        In preparing our consolidated financial statements for the year ended December 31, 2004, the Company determined that its segment disclosures should be restated from one reporting segment as was originally reported to three reporting segments. The Company concluded, with the concurrence of the Audit Committee that the consolidated financial statements for the years ended December 31, 2003 and 2002 required restatement. On March 9, 2005, the audit committee was informed about the segment reporting issue. This restatement is reflected in this Form 10-K for the annual period ended December 31, 2004. Additionally, the Company determined that its financial results for the third and second quarters of 2004 should be restated to reflect an adjustment to revenue recognized under the percentage of completion method of accounting for imputed interest on receivables associated with a long-term contract which will be collected over an extended period of time following the completion of the contract. On February 21, 2005, the audit committee was informed about the adjustment for imputed interest on the receivable associated with a long-term contract. This restatement was reflected in Form 10-Q/A's as previously filed and as reflected in Note 17 to the consolidated financial statements included elsewhere herein.

        The Company has concluded that the errors resulting in these restatements were attributable to control weaknesses related to our financial reporting processes and constituted a material weakness in our internal controls over financial reporting. This is due to the fact that the adjustments and disclosures which resulted in this restatement were not identified by our existing control structure. The control weaknesses primarily related to our internal staff's ability to timely research, evaluate and conclude on technical implementation issues related to the imputed interest on receivables associated with long-term contracts and segment reporting. These issues were identified in connection with the year-end audit of our financial statements.

        Accordingly, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were ineffective at December 31, 2004.

        During 2005 management has begun to take action and put procedures in place to correct the weaknesses in our internal controls over financial reporting. The Company has begun to formulate procedures related to documenting and analyzing complex technical issues which will formally document conclusions regarding such matters. These procedures will include preparing memoranda that summarize research and conclusions for complex accounting matters or issues that arise on a timely basis and requiring signoff on the accounting treatment by appropriate financial management. The documentation will go through the appropriate level of review and all approvals will be documented. Management is currently in the process of hiring an independent third party to assist in the preparation of the Company's compliance with Rule 404 of the Sarbanes Oxley Act of 2002.

        There were no other changes in our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to affect our internal control over financial reporting.

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  Exhibit A
  ITEM 9A. CONTROLS AND PROCEDURES